EXHIBIT 99.3

Press Release

Brazil: Total Expands Pre-Salt Footprint

With New Deep Offshore Exploration License

Paris, October 10, 2019 – Total, operator, and its co-venturers Qatar Petroleum and Petronas have won the C-M-541 deep offshore block today in the 16th Bidding Round held by Brazil’s National Petroleum Agency (ANP). The acreage is located in the pre-salt Campos Basin in a water depth of about 3,000 meters.

“Total is pleased to expand its footprint in the Campos Basin with this new operated exploration block, alongside two strategic partners. It is another demonstration of our ability to seize high quality exploration acreage in a key growth area for the Group,” said Patrick Pouyanné, Chairman and CEO of Total. “This is in line with our strategy to continue building our operator positions in Brazil’s deep offshore, where we can add value thanks to our deepwater competencies. It follows on from our acquisition in 2016, through successful direct negotiations with Petrobras, of operatorship of the Lapa field and an interest in the Iara concession. We have also launched development phases 1 and 2 of the giant Mero field. In this context, Total confirms that it will not participate in the upcoming Transfer-of-Rights (TOR) Surplus Round, as the competitive tender is only offering non-operated interests.”

Total will operate the block with a 40% interest, alongside Qatar Petroleum (40%) and Petronas (20%). The consortium plans to drill a first exploration well in 2021.

This entry into a new block follows the FID made by Total and its partners in June 2019 for the second FPSO of the Mero project (Libra Block), which is expected to start up in 2022. Currently under construction, the first FPSO of the Mero project is progressing according to schedule, with start-up planned in 2021. The first FPSO of the Iara project is expected to start up later this year and the second one in 2020.

Total in Brazil

Total has been present in Brazil for over 40 years and has more than 3,000 employees in the country. The Group now operates in all segments: exploration and production, gas, renewable energies, lubricants, chemicals, and distribution.

Total Exploration & Production’s portfolio currently includes 23 blocks, with nine operated. In 2018, the Group’s production in the country averaged 19,000 barrels of oil equivalent per day.

In 2017, Total and Petrobras formed a Strategic Alliance encompassing exploration and production and gas, renewables and power activities. Through the Alliance, the two groups are implementing R&D projects on topics such as artificial intelligence leading to efficiency gains, with direct applications in Brazil.

Total recently entered the fuel distribution market in Brazil with the acquisition in December 2018 of Grupo Zema’s distribution activities. Total thus owns a network of 280 service stations, as well as several storage facilities for petroleum products and ethanol.

About Total

Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.